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                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                            ISSUER TENDER OFFER STATEMENT
        (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                  (Amendment No. 1)


                          INDIANAPOLIS POWER & LIGHT COMPANY
                                   (Name of Issuer)

                               IPALCO ENTERPRISES, INC.
                          (Name of Person Filing Statement)

                Title                    CUSIP Number
               -------                  --------------
         Cumulative Preferred Stock
              - 4% Series              455434 20 9
              - 4.20% Series           455434 88 6
              - 4.60% Series           455434 40 7
              - 4.80% Series           455434 80 3
              - 6% Series              455434 30 8
              - 8.20% Series           455434 60 5
                   (Title and CUSIP Number of Class of Securities)

                                Bryan G. Tabler, Esq.
                    Vice President, Secretary and General Counsel
                               IPALCO Enterprises, Inc.
                                 One Monument Circle
                             Indianapolis, Indiana 46204
                                    (317) 261-5134

                                   with a copy to:
                               Steven W. Thornton, Esq.
                                  Barnes & Thornburg
                               11 South Meridian Street
                             Indianapolis, Indiana 46204
                                    (317) 231-7292
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of the Person Filing Statement)


                                   August 29, 1997
        (Date Tender Offer First Published, Sent or Given to Security Holders)


                              Calculation of Filing Fee


         Transaction Valuation*                  Amount of Filing Fee
         $47,862,150.00                          $9,572.43

*  Solely for purposes of calculating the filing fee and computed pursuant to
Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each class of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement filed as Exhibit 99.(a)(1) hereto.


[ X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid:    $9,572.43
                        ------------------------------
Form or Registration No.:    Schedule 13E-3/A
                          ----------------------------
Filing Party:     IPALCO Enterprises, Inc.; File No. 005-10428
              -------------------------------------------------


Date Filed:        August 29, 1997
            ------------------------------------------


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    This Amendment No. 1 (the "Statement") amends and supplements the Issuer
Tender Offer Statement on Schedule 13E-4, dated August 8, 1997 and filed by IPALCO Enterprises, Inc., an Indiana corporation ("IPALCO"), relating to the offer by IPALCO, pursuant to its Offer to Purchase and Proxy Statement, dated August 29, 1997 (the "Offer to Purchase and Proxy Statement"), to purchase any and all of the outstanding shares of each of the following series of the Cumulative Preferred Stock, $100 par value (each a "Series of Preferred"), of Indianapolis Power & Light Company, an Indiana corporation and direct subsidiary of IPALCO ("IPL"):

    4% Series of Preferred, at a purchase price of $71.38 per share, net to the seller in cash;

    4.20% Series of Preferred, at a purchase price of $77.72 per share, net to the seller in cash;

    4.60% Series of Preferred, at a purchase price of $85.12 per share, net to the seller in cash;

    4.80% Series of Preferred, at a purchase price of $88.82 per share, net to the seller in cash;

    6% Series of Preferred, at a purchase price of $103.00 per share, net to the seller in cash; and

    8.20% Series of Preferred, at a purchase price of $102.00 per share, net to the seller in cash.

    There is a separate Letter of Transmittal and Proxy with respect to each Series of Preferred.


ITEM 1.  SECURITY AND ISSUER.


(a) Incorporated herein by reference to the information appearing on the front cover of the Offer to Purchase and Proxy Statement, dated August 29, 1997, filed as Exhibit 99.(a)(1) to this Statement (the "Offer to Purchase and Proxy Statement"), and to information appearing under the caption "Proposed Amendment and Proxy Solicitation -- Financial and Other Information Relating to IPL" in the Offer to Purchase and Proxy Statement.


(b) Incorporated herein by reference to the information appearing on the front cover of the Offer to Purchase and Proxy Statement, and to the information appearing under the captions "Terms of the Offer -- Number of Shares; Purchase Prices; Expiration Date; Dividends" and "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement.

(c) Incorporated herein by reference to the information appearing under the caption "Price Range of Shares; Dividends" in the Offer to Purchase and Proxy Statement.


(d) IPALCO Enterprises, Inc., an Indiana corporation ("IPALCO"), is the person filing this Statement and is the parent holding company of the Issuer, Indianapolis Power & Light Company ("IPL"). IPALCO's principal office is at One Monument Circle, Indianapolis, Indiana 46204.


                                       1

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ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Incorporated herein by reference to the information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase and Proxy Statement.

(b) Incorporated herein by reference to the information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase and Proxy Statement.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    Incorporated herein by reference to the information appearing under the captions "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of IPALCO and IPL After the Offer" and "Proposed Amendment and Proxy Solicitation -- Reasons for the Proposed Amendment" in the Offer to Purchase and Proxy Statement.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

    Incorporated herein by reference to the information appearing under the caption "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    Incorporated herein by reference to the information appearing under the caption "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Incorporated herein by reference to the information appearing under the caption "Fees and Expenses Associated with the Offer" in the Offer to Purchase and Proxy Statement.

ITEM 7.  FINANCIAL INFORMATION.


(a) Incorporated herein by reference to the financial statements included in the Annual Report on Form 10-K for the year ended December 31, 1996 of IPL and the Quarterly Reports on Form 10-Q for the six month periods ended June 30, 1997 and June 30, 1996 of IPL referenced hereto as Exhibits 99.(g)(1), 99.(g)(2) and 99.(g)(3), respectively, and to the information appearing under the caption "Summary of Consolidated Financial Information" in the Offer to Purchase and Proxy Statement.


(b) Not applicable.

                                       2
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ITEM 8.  ADDITIONAL INFORMATION.

(a) Not applicable.

(b) Incorporated herein by reference to the information appearing under the caption "Special Factors -- Certain Legal Matters; Regulatory Approvals; Dissenters' Rights" and "Terms of the Offer -- Certain Conditions of the Offer" in the Offer to Purchase and Proxy Statement.

(c) Not applicable.

(d) Not applicable.

(e) See Exhibits 99.(a)(1) and 99.(a)(2).

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                   Description
-----------                -----------------

99.(a)(1)     Offer to Purchase and Proxy Statement, dated August 29, 1997.


99.(a)(2)     Letter of Transmittal and Proxy.

99.(a)(3)     Notice of Guaranteed Delivery and Proxy.

99.(a)(4)     Notice of Special Meeting of Shareholders


99.(a)(5)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees.

99.(a)(6)     Form of Letter to Clients of Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.

99.(a)(7)     Letter to Shareholders, dated August 29, 1997.

99.(a)(8)     Summary Advertisement, dated September 2, 1997.

99.(a)(9)     Press Release, dated August 29, 1997.


99.(b)        Credit Agreement, dated April 8, 1997, by and among IPALCO,
              Bank One, Indiana, N.A., National City Bank of Indiana and the First National Bank of Chicago, previously filed with the SEC by IPALCO as Exhibit 99.1 to the Quarterly Report on Form 10-Q for the three month period ended March 31, 1997, incorporated by reference to SEC File No. 001-08644.

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99.(c)        Not applicable.

99.(d)        Not applicable.

99.(e)        Not applicable.

99.(f)        Not applicable.

99.(g)(1)     Annual Report on Form 10-K for the year ended December 31, 1996, filed by IPL, incorporated by reference to SEC File No. 001-03132.


99.(g)(2)     Quarterly Report on Form 10-Q for the six month period ended
              June 30, 1997, filed by IPL, incorporated by reference to SEC
              File No. 001-03132.


99.(g)(3)     Quarterly Report on Form 10-Q for the six month period ended
              June 30, 1996, filed by IPL, incorporated by reference to SEC
              File No. 001-03132.



                                       4

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                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 28, 1997                 IPALCO ENTERPRISES, INC.



                             By:  /s/ Bryan G. Tabler
                                  ------------------------------
                                  Bryan G. Tabler, Vice President, Secretary
                                  and General Counsel